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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _____)*

                            U.S. Wireless Data, Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  912 899 101
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                                 (CUSIP Number)



                            Goldman, Sachs & Company
                          1 New York Plaza, 47th Floor
                            New York, New York 10004
                 Attention: Barry A. Kaplan, Managing Director
                            Telephone: (212) 902-6847
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 7, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                SCHEDULE 13D
==================================================                  13D
CUSIP NO.  912 899 101
==================================================

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Barry A. Kaplan
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   / /
                                                                  (b)   / /
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              PF
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO

              ITEMS 2(d) or 2(e)
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
============= ==================================================================
                              7      SOLE VOTING POWER
      NUMBER OF
        SHARES
     BENEFICIALLY                    2,402,307 shares1 of Common Stock of which
       OWNED BY                      2,240,691 represent shares underlying
         EACH                        warrants or convertible securities.
      REPORTING
        PERSON          ------------ -------------------------------------------
         WITH                 8      SHARED VOTING POWER

                                     None
                        ------------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     2,402,307 shares1 of Common Stock of which
                                     2,240,691 represent shares underlying
                                     warrants or convertible securities.
                        ------------ -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                      None
======================= ========================================================
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,402,307 shares(1) of Common Stock of which 2,240,691 represent shares underlying warrants or convertible securities.
-------------- -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             / /
-------------- -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               As of the date of the filing of this report, the 2,240,691 shares of Common Stock constituted beneficial ownership of 7.3% of the
               Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Definitive Proxy Statement on
               Schedule 14A filed on August 8, 2000).
-------------- -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
============== =================================================================

----------
(1) These shares do not include shares underlying options granted to Mr. Kaplan which have not vested.

                                Page 2 of 5 pages

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Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, without par value (the "Common Stock"), of U.S. Wireless Data, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 750 Lexington Avenue, New York, New York 10022.

Item 2.  Identity and Background

         On November 12, 1999, Mr. Kaplan purchased, for $100,000, a unit consisting of 161,616 shares of Common Stock and warrants, expiring in November 2004, to purchase 32,323 shares of Common Stock at $1.50 per share.

         Barry A. Kaplan is a Managing Director at Goldman, Sachs & Co. in the Investment Research Department, where he co-heads the firm's U.S. Communications, Media and Entertainment efforts, and covers the wireless communications and cable television industries. Goldman, Sachs & Co. is located at 85 Broad St., 3rd floor, New York, New York 10004. Mr. Kaplan became a director of the Company in March 2000. Mr. Kaplan has not, during the last five years, been convicted in any criminal proceeding nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Kaplan is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On May 31, 2000, Mr. Kaplan purchased 25 units offered by the Company in a private placement (the "Private Placement"). The 25 units include 250,000 shares of Series C Convertible Preferred Stock which are convertible into 1,666,676 shares of Common Stock and warrants, expiring on March 18, 2007, which are exercisable at $1.50 per share for 416,675 shares of Common Stock. Additionally, Mr. Kaplan received from Commonwealth Associates (the placement agent) at no charge, warrants, expiring on March 18, 2007, to purchase 1.5 units exercisable at $100,000 per unit. The warrants to purchase 1.5 units are exercisable for an aggregate of 100,000 shares of Common Stock and warrants, expiring on March 18, 2007, to purchase 25,000 shares of Common Stock at $1.50 per share. On September 7, 2000, the Convertible Preferred Stock and both types of warrants referred to above, became convertible and exercisable as a result of the approval by the Company's stockholders of an amendment to the Company's charter increasing the authorized Common Stock.



                               Page 3 of 5 pages
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Item 4.  Purpose of Transaction

         Mr. Kaplan acquired the units for investment purposes only.

         Except for actions in the ordinary course from time to time in his capacity as a director of the Company, Mr. Kaplan does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Based upon the number of outstanding shares of Common Stock set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed on August 8, 2000, Mr. Kaplan's beneficial ownership of 2,240,691 shares of Common Stock constitutes beneficial ownership of 7.3% of the total number of shares of outstanding Common Stock of the Issuer. The foregoing excludes options to acquire 150,000 shares of Common Stock underlying options which are not currently exercisable.

(b) Mr. Kaplan has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 2,240,691 shares of Common Stock.

(c) During the past sixty days, Mr. Kaplan has not effected any transactions in shares of Common Stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ----------------------------------------------------------------------

         On May 31, 2000, Mr. Kaplan purchased 25 units issued by the Company in the Private Placement. In connection with the Private Placement, Mr. Kaplan entered into a lock-up agreement whereby he agreed not to sell, transfer or otherwise dispose of any of the Company's securities sold in the above-mentioned offering for one year following the closing (the "Initial Lock-Up Period"). Thereafter, Mr. Kaplan agreed not to sell transfer or dispose of more than 25% of such securities during each of the following four 90-day periods; provided, however, the Initial Lock-Up Period may, at the discretion of the Commonwealth Associates (the placement agent), be extended for up to an additional six months from the closing of any public offering which is consummated prior to the end of the Initial Lock-Up Period, in which event there shall be no further lock-up at the end of such period.

         The terms of the unit warrants and warrants are described in Item 3. The Series C Convertible Preferred Stock has a liquidation preference of $10 per share, plus accrued and unpaid dividends. The holders of Series C Convertible Preferred Stock are entitled to vote their shares of Series C Convertible Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the shareholders, except as otherwise required by applicable law and except that the holders of Series C Convertible Preferred Stock voting separately as a class have the right to elect two directors to the Company's board of directors.



                               Page 4 of 5 pages
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         Each share of Series C Convertible Preferred Stock is convertible at any time into a number of shares of Common Stock determined by dividing the liquidation value by the conversion price, initially $1.50 per share, which is subject to adjustment for stock splits, recapitalizations and other similar events. If the Company issues shares of Common Stock at a price per share less than the then current conversion price, then, subject to certain exceptions, the conversion price will be automatically reduced to such lower price and the number of shares issuable upon conversion of the Series C Convertible Preferred Stock shall be increased proportionately. The Series C Convertible Preferred automatically converts into Common Stock (a) if, at any time commencing three months after June 17, 2000, the average closing bid price the Company's Common Stock exceeds 300% of the conversion price for 20 consecutive trading days or
(b) upon a public offering of the Company's securities that raises gross proceeds in excess of $30,000,000.

         The terms of the Series C Convertible Preferred Stock may be amended, modified or waived by an agreement among the Company, Commonwealth Associates and a committee designated by Commonwealth Associates whose members hold in the aggregate not less than 20% of the outstanding Series C Convertible Preferred Stock.

Item 7.  Material to be Filed as Exhibits

         (i) Form of warrant (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).

         (ii) Form of unit warrant (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000.

         (iii) Certificate of Amendment to Articles of Incorporation filed March 10, 2000 (including Certificate of Correction filed March 16, 2000) (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).

         (iv) Form of subscription agreement (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date: September 15, 2000


                                               /s/ Barry A. Kaplan
                                               ---------------------------------
                                               Barry A. Kaplan